

Mail Stop 3561

January 12, 2016

<u>Via E-mail</u>
Shannon Masjedi
President
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, California
90015

> **Re: Pacific Ventures Group, Inc.**
> **Form 8-K**
> **Filed September 25, 2015**
> **File No. 000-54584**

Dear Ms. Masjedi:

We issued comments to you on the above captioned filing on October 30, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 27, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining